Exhibit 12.1

VOXX International Corporation
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in thousands)

	Year Ended									Nine Months Ended
	Feb 29, 2008		Feb 28, 2009	Feb 28, 2010		Feb 28, 2011		Feb 29, 2012		Nov 30, 2012
EARNINGS:
Income (loss) from continuing operations before income taxes and discontinued operations	$8,724		$(55,849)	$11,697		$11,004		$36,763		$15,908
Fixed charges	2,509		2,022	1,667		2,851		5,866		6,327
Earnings	$11,233		$(53,827)	$13,364		$13,855		$42,629		$22,235
FIXED CHARGES:
Interest charged to expense	$2,127		$1,817	$1,556		$2,630		$4,950		$5,316
Portions of rents representing interest	382		205	111		221		236		104
Amortization of capitalized expenses related to indebtedness	—		—	—		—		680		907
Total fixed charges (a)	$2,509		$2,022	$1,667		$2,851		$5,866		$6,327
Ratio of earnings to fixed charges	4.48	x	n/a	8.02	x	4.86	x	7.27	x	3.51	x
Amount by which earnings are inadequate to cover fixed charges	n/a		$51,805	n/a		n/a		n/a		n/a

(a)	The Company had no capitalized interest in any of the years or periods presented.